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Revised filing by Collateral Therapeutics, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Collateral Therapeutics, Inc.
Subject Company SEC file no. 000-24505

Schering AG to acquire US-biotech company
Collateral Therapeutics in stock deal

Berlin, Germany and San Diego, CA (March 20, 2002)—Schering AG (NYSE:SHR; FSE:SCH) announced today that they have entered into an agreement under which they will acquire Collateral Therapeutics, Inc. (NASDAQ:CLTX) in a stock-for-stock acquisition.

Collateral Therapeutics discovers and develops innovative gene therapy products for the potential treatment of cardiovascular diseases, by promoting and enhancing angiogenesis, a natural biological process that results in the growth of additional blood vessels which can carry blood flow to oxygen-deprived tissues.

Schering AG is the exclusive worldwide licensee for Collateral's two lead products, preliminarily called Generx™ (Ad5FGF-4,) in Phase IIb/III clinical trials, and Genvascor™ (Ad5.1FGF-4,) which is currently in Phase I. They are potential treatments for stable exertional angina due to coronary artery disease and peripheral vascular disease.

Schering AG, which already owns 12% of Collateral Therapeutics' shares, will acquire the remaining outstanding shares at an estimated value of US $140 million in exchange for Schering AG's American Depositary Receipts ("ADRs"). At the closing of the transaction, each Collateral Therapeutics share will be converted into the right to receive 0.1847 of Schering ADRs. Certain Collateral stockholders who own an aggregate of approximately 26.7% of the outstanding shares of Collateral Therapeutics common stock have agreed to vote in favor of the merger. The transaction, expected to close the third quarter of 2002, is subject to approval by Collateral Therapeutics' stockholders, regulatory authorities and other customary closing conditions.

"This acquisition reinforces Schering's strategic drive to enrich its portfolio with specialized treatments. Collateral Therapeutics is a leader in the discovery and development of innovative gene therapy products for the potential treatment of cardiovascular diseases." said Dr. Hubertus Erlen, chairman of Schering AG's executive board. "Our biopharmaceutical development expertise and our ability to bring products to an international marketplace is complemented by the scientific concepts advanced by Collateral's discovery team," he said.

"Our six-year collaboration has advanced to the stage that we foresee filing for regulatory approval of treatments utilizing the Collateral Therapeutics' gene therapy technology," observed Professor Dr. Guenter Stock, Schering AG's chief scientific officer and member of the executive board. "By creating new treatment options in cardiology, the potential for patients is great. This acquisition broadens and enhances our chances of making a major contribution for regenerative medicines."

"This development is pivotal as we accumulate data affirming the scientific rationale upon which the company was founded. Schering AG's commitment to Collateral Therapeutics is a tribute to our scientists and staff," said Jack W. Reich, Ph.D. Collateral's chairman and chief executive officer. "As part of the Schering AG organization, we plan to continue to develop cardiovascular gene therapies that we believe hold the potential to transform the practice of cardiovascular care and treatment."

In a separate agreement, Schering AG and Collateral entered into an amendment to their 1996 collaboration agreement under which Collateral will receive a cash payment of $12 million in exchange for a 2 percent reduction in the level of royalties payable by Schering AG pursuant to the Collateral agreement.

Together with Schering AG, Collateral Therapeutics is exploring a number of opportunities involving non-surgical cardiovascular gene therapy products. They are focused on: (1) angiogenesis, as a treatment approach for coronary artery disease, peripheral vascular disease and congestive heart failure; (2) myocardial adrenergic signalling, as a potential treatment for congestive heart failure; and (3) heart muscle regeneration, to improve cardiac function for patients who have suffered a heart attack. The companies are currently recruiting patients for Phase IIb/III trials of the angiogenesis project, making it one of the most advanced gene therapy-based development projects in the biopharmaceutical industry.

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Additional scientific information

As previously reported by Collateral Therapeutics on June 18, 2001, Schering AG, based on data from this AGENT Phase I/II clinical study, has initiated a large-scale worldwide development program for Generx/AGT. This development program includes two studies, a U.S.-based Phase IIb/III clinical study as well as a European-based Phase IIb/III clinical study. The U.S.-based Phase IIb/III study, which will be conducted in up to 100 medical centers is evaluating the safety and efficacy of Generx/AGT in patients with stable exertional angina due to coronary artery disease, who do not require immediate revascularization. The European-based Phase IIb/III study is designed to evaluate stable angina patients with advanced coronary artery disease who are not considered candidates for interventions such as angioplasty and bypass surgery and/or patients who are unlikely to have positive outcomes from such interventions. These studies are multi-center, randomized, double-blinded and placebo-controlled. Upon completion, it is expected that results of these studies, together with results from the AGENT Phase I/II study and other development activities should be sufficient to support a marketing application for product registration to the U.S. Food and Drug Administration (FDA) and the European Agency for the Evaluation of Medicinal Products (EMEA).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Collateral Therapeutics, Inc. headquartered in San Diego, is a leader in the discovery and development of innovative gene therapy products for the treatment of cardiovascular diseases. Collateral Therapeutics is developing non-surgical cardiovascular gene therapy products. Collateral was founded in April 1995 and became a publicly traded company in July 1998.

An electronic version of this news release—as well as additional information about Schering AG—is available at www.schering.de/eng

Important Legal Information

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Schering AG Germany. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Schering AG with the Commission at the Commission's website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Collateral Therapeutics, Inc. by directing a request in writing to Collateral Investor Relations, 11622 El Camino Real, San Diego, CA 92130.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of shareholders of Collateral Therapeutics, Inc. to approve the merger at the following address: American Stock Transfer, 40 Wall Street, New York, NY 10055.

For further information please contact:

Oliver Renner—Business Communication: Tel.: +49-30-468 124 31;
Fax: +49-30-468 166 46; eMail: oliver.renner@Schering AG.de
Astrid Forster—Pharma Communication: Tel.: +49-30-468 12057;
Fax: +49-30-468 167 10; eMail: astrid.forster@Schering AG.de
Peter Vogt—Investor Relations: Tel.: +49-30-468 128 38; Fax: +49-30-468 166 46;
eMail: peter.vogt@Schering AG.de

In the US:

Media contacts: Jane A. Kramer 973/487-2246 (office); 973/418-4138 (mobile).
Investor contacts: Joanne Marion 973/487-2164 (office)

For Collateral Therapeutics:

Christopher J.Reinhard, President and Chief Operating Officer, 858/794-3420,
cjr@collateralthx.com,

Lora L. Pike, Manager, Public and Investor Relations, 858/794-3410, lpike@collateralthx.com

        Caution Concerning Forwarding-Looking Statements:    This contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending proposed transaction between Schering AG and Collateral Therapeutics, Inc. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Collateral Therapeutics, Inc. shareholders to approve the proposed transaction; the inability to successfully integrate the businesses of Schering AG and Collateral Therapeutics, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Collateral Therapeutics, Inc. and Schering AG with the SEC. Neither Schering AG nor Collateral Therapeutics, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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